FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

               PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                         FOR THE 17TH OF NOVEMBER, 2006


                                  msystems Ltd.
                                  -------------
                  (Translation of registrant's name in English)


                                 7 ATIR YEDA ST.
                             KFAR SABA 44425, ISRAEL
                             -----------------------
                    (Address of principal executive offices)


Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

               Form 20-F      X                     Form 40-F
                          ---------                            --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

               Yes                                  No     X
                    --------                            -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-___________________.


THIS FORM 6-K IS INCORPORATED BY REFERENCE INTO OUR REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (REGISTRATION NO. 333-126774).

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                                    CONTENTS

The following documents, which are attached hereto, relating to the Registrant are incorporated by reference herein:


99.1 Unaudited interim consolidated financial statements of msystems Ltd. as of and for the nine months ended September 30, 2006.

99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations.






























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
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    msystems Ltd.
                                       ----------------------------------------
                                                    (Registrant)


Date:  November 17, 2006               By:         /s/ Ronen Faier
       -----------------                   ---------------------------------
                                                     Ronen Faier
                                            Interim Chief Financial Officer


























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